 Panalpina and DSV agree to join forces  Creating one of the world’s largest transport and logistics companies1 April 2019    NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, OR JAPAN OR INTO ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION  FILED BY DSV A/SPURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933SUBJECT COMPANY: PANALPINA WELTTRANSPORT (HOLDING) AGFILE NO. 132-00001

 Disclaimer    Forward-looking statementsThis announcement contains forward-looking statements that reflect DSV’s current expectations and views of future events. Some of these forward-looking statements can be identified by terms and phrases such as “estimate,” “expect,” “target,” “plan,” “project,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by EGS; expected financial results and characteristics of the combined company; expected timing of the launch and closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; and the expected benefits of the proposed transaction, including related synergies. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Risks and uncertainties include: the ability of DSV to integrate Panalpina into DSV’s operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Panalpina) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in DSV’s and Panalpina’s public disclosures.The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the risk factors included in any public disclosures of DSV or Panalpina. Any forward-looking statements made in this announcement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.IMPORTANT ADDITIONAL INFORMATIONThis announcement does not constitute or form part of any offer to exchange or acquire, or a solicitation of an offer to exchange or acquire, Panalpina Shares. This announcement is not a substitute for the (i) Swiss offer prospectus, (ii) listing prospectus for new DSV shares or (iii) the preliminary prospectus / offer to exchange expected to be included in the Registration Statement on Form F-4 (the "Registration Statement") to be filed with the SEC if a vendor placement is not implemented with respect to the holders of the Panalpina Shares who are located in the United States and are not qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933(the “Securities Act”)) ((i) to (iii) collectively, the “Offer Documents”). The Exchange Offer referenced in this announcement has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or pursuant to a vendor placement or another applicable exception from the registration requirements pursuant to the U.S. securities laws. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENTS (INCLUDING, IF FILED, THE REGISTRATION STATEMENT) AND ALL OTHER RELEVANT DOCUMENTS THAT DSV OR PANALPINA HAS FILED OR MAY FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SWISS OR DANISH REGULATOR WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.The information contained in this announcement must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. DSV does not accept any responsibility for any violation by any person of any such restrictions.

 Agenda  1  Strategic rationale  2  Transaction overview  4  DSV and Panalpina  5  Next steps    3  Panalpina at a glance  6  Q&A

 Strategic rationale  Creating one of the world’s largest transport and logistics companies    Cross-selling opportunities and higher growth potentialCreating a new global top four player in freight forwarding with significantly strengthened market position in Air & SeaCommercial synergies from stronger network and service offerings  Cost structure optimisationConsolidation of operations, administration and logistics facilitiesCost leadership is crucial to stay competitive and grow market share in the freight forwarding industry  Consolidating IT infrastructure Leverage lessons learnt from successful UTi integrationHigher return on future IT investments through implementation of best practices  Attractive financial business caseTarget for transaction to be EPS accretive (diluted and adjusted) in year 2 after settlementAspiration to lift operating margin of the combined entity towards DSV’s existing level                   Best of both worldsUnique customer relationships and vertical expertiseOperational excellence and efficiency ‘DNA’

 Transaction overview  The Panalpina Board recommend the offer                    DSV offers 2.375 DSV shares per Panalpina shareEnterprise value: Approx. CHF 4.6 billion (pre-IFRS 16)Transaction multiple: 28.1x reported 2018 EV/EBITDA (pre-IFRS 16)Implied offer price of CHF 195.8 per share representing a premium of approx. 43% compared to 15 January 2019*Assuming acceptance by all Panalpina shareholders, DSV will issue approx. 56 million new shares equivalent to approx. 23% of the enlarged share capital of DSV  Purchase price  Offer conditionality  Other considerations        Listing prospectus and settlement  The offer is subject to the satisfaction of customary conditions, including acceptance by 80% of all publicly held Panalpina shares (including the 69.9% shares already subject to an agreement to tender), receipt of all necessary regulatory approvals, approval of a capital increase at an extraordinary general meeting in DSV, approval of a listing prospectus and admittance of the new DSV shares for trading at NASDAQ Copenhagen and effectiveness of a US Registration StatementThe offer has the support from shareholders representing 69.9% of the registered share capital in Panalpina  Following settlement DSV is expected to change its registered name to “DSV Panalpina A/S”An integration committee comprising of Panalpina and DSV representatives will be established to oversee the integration processThorough evaluation will be carried out with the aim to maintain relevant functions and competencies in SwitzerlandDSV will recommend to its shareholders that a candidate proposed by Ernst Göhner Foundation be elected for the Board of Directors DSV will propose a dividend policy with a pay-out ratio to approx. 15% of the net profit (compared to approx. 10% for 2018)  The listing prospectus (EU) is expected to be published towards the end of Q2 2019. It is currently being analysed if a US registration statement is required, or a vendor placement option is availableSettlement and completion of the transaction is expected in Q4 2019  CHF   *) date prior to publication of DSV’s initial proposal)

 Panalpina at a glance (2018)                          Energy Logistic Services with 5specialised competence centers globally  Global Player  Top 4 Global Freight Forwarding Company  Contract Logistics and Energy Solutions  Long-standing customer relationships with large multinational companies  14,500Dedicated employees  1,500,000 TEUs(approx. 35% of volume is related to freight management services/non-NVOCC)  ~ CHF 6.0 bn. revenue  Direct presence in more than 70 countries  1,000,000 tonnes(approx. 20% of volume is perishables and approx. 5% is customer controlled)  Manages ~ 0.5m sqm. warehouse space across multiple continents        Special competencies and know-how in air freight  One of the world’s leading providers of supply chain solutions

 DSV and Panalpina  Global top 20 freight forwarders based on 2017 revenue (billion USD)  01/04/2019    7  Source: Journal of Commerce, Transport Intelligence, DSV estimates  2  1  4  3  6  5  8  7  10  9  12  11  14  13  16  15  18  17  20  19              #10-15  Air freight  Expected combined market position on divisional level  Sea freight  Road freight in Europe  Logistics Solutions              #4              #4              #2

 Complete service offering across the globe  DSV and Panalpina  Numbers based on FY2018; CHF/DKK = 6.457 (average 2018)  1,484,000  500,000  14,500  DKK 39.0 bn.CHF 6.0 bn.  1,039,000  Panalpina  47,400  DKK 79.0 bn.CHF 12.2 bn.  689,000  1,442,000  5,500,000  DSV                DKK 1.9 bn.CHF 0.3 bn.  DKK 31.2 bn.CHF 4.8 bn.                          SEA FREIGHT (TEU)  AIR FREIGHT (tonnes)  ANNUAL REVENUE  ROAD FREIGHT (turnover)  LOGISTICS CENTRES (m2)  EMPLOYEES

 DSV and Panalpina  Diversification of business mix and geography  Note: Illustrative purposes onlyNote: CHF / DKK = 6.638; Geographic and business segments split based on fiscal year 2018 for Panalpina and DSV    Geography(Revenue)          AMERICAS    APAC    EMEA  Combined(pro forma)  DSV  Division(Revenue)  Panalpina  Sea      Air    Road    Solutions / Logistics

Next steps
Expected timeline

1 April 2019

- Pre-announcement of Public Exchange Offer
- Filing to relevant authorities
- Shareholders' approval of capital increase (EGM)
- Acceptance of tender offer
- Regulatory approvals obtained and conditions fulfilled
- Expected settlement.

  Name change and new board member will be proposed after settlement

Q4 2019

11| DSV and Panalpina – creating one of the world's largest transport and logistics companies

Next steps  Expected timeline            1 April 2019  Pre-announcement of Public Exchange Offer  Q4 2019  Expected settlement. Name change and new board member will be proposed after settlement  Filing to relevant authorities  Regulatory approvals obtained and conditions fulfilled  Shareholders' approval of capital increase (EGM)    Acceptance of tender offer

 Key takeaways  Offer recommended by board of directors of Panalpina and irrevocably supported by 69.9% of shareholders, including Ernst Göhner Foundation  Commercial synergies and cross-selling opportunities from stronger network and service offerings, new competencies and skills  Consolidation of operations, administration and logistics facilities  Joint IT infrastructure and further leverage on future investments in digitalisation  Target to be EPS accretive* in year 2 after settlement. Aspiration to lift operating margin towards DSV’s existing level* diluted and adjusted            Unique customer relationships and vertical expertise combined with operational excellence and efficiency ‘DNA’

   Q&A